SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 06 August 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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press release

Issued in the US, August 5, 2010, 15.45 CDT (21.45 BST)

BP COMPLETES CEMENTING PROCEDURE ON MC252 WELL

HOUSTON - BP today completed cementing operations at the MC252 well at 14:15 CDT, as part of the static kill procedure. Monitoring of the well is underway in order to confirm the effectiveness of the procedure.

Operating with the guidance and approval of the National Incident Commander and government officials, BP continues the ongoing relief well operations. Depending upon weather conditions, mid-August is the current estimate of the most likely date by which the first relief well will intercept the Macondo well annulus.

Notes to Editors:

BP Senior Vice President Kent Wells will conduct a technical briefing on subsea operations via teleconference Friday, August 6th. A media advisory will be issued with teleconference details.

Further information:

BP Press Office London +44 20 7496 4076

BP Press office, US: +1 281 366 0265

www.bp.com/gulfofmexico

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 August 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary